Medicore, Inc.
                           2337 West 76th Street
                              Hialeah, FL 33016
                         Telephone: (305) 558-4000
                         Telecopier: (305) 825-0961

                                                            August 2, 2005

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 02549

     RE: Form 10-K for the fiscal year ended December 31, 2004
         Medicore, Inc. (06906)

     This is in response to the comments discussed by the accounting staff with us on Friday afternoon, July 29, 2005, in particular, Thomas K. Langbein, Chairman of the Board of Medicore, Inc. ("Medicore" or the "company"), and its majority owned subsidiary, Dialysis Corporation of America ("DCA"), Stephen W. Everett, President and Chief Executive Officer of DCA, Don Waite, Vice President, Finance and Chief Financial Officer of DCA, Daniel R. Ouzts, Vice President, Treasurer and Chief Accounting Officer of DCA and Vice President, Finance, Principal Financial Officer, Treasurer and Chief Accounting Officer of Medicore, and Angelo J. Coppolino, CPA and Principal, and Frank J. Lamendola, CPA and Principal of Moore Stephens, P.C., the independent registered public accounting firm for Medicore and DCA. We sincerely wish to thank Oscar Young, Senior Staff Accountant, and Tabatha Akins, Staff Accountant, for their communications and comments to assist us in resolving the remaining issues to our annual report on Form 10-K for the year ended December 31, 2004 ("Form 10-K"), in order for DCA to be able to expeditiously move forward with respect to its merger registration statement on Form S-4 filed with the Commission on June 3, 2005 (file No. 333-125515).

     The following responses are keyed to the staff's oral comments of July 29, 2005. We are providing you with marked copies of our amendment no. 1 (this is the second draft of amendment no. 1, the first draft dated July 19, 2005, not yet filed) to our Form 10-K (the current draft includes all former and current amendments, collectively referred to as "Form 10-K/A1"). To facilitate your review, please note the recent changes to pages 1, 7, 8, 43, 46, 49 ("Liquidity and Capital Resources" paragraph one revised to original Form 10-K disclosure), 54, 58, 59, 83 (signature page), F-7, F-9, F-27, F-29, the certifications, exhibits 31.1, 31.2 and 32.2, and the filing cover letter.

     Other than Comment No. 1, all responses to the staff's oral comments of July 29, 2005 relate and will be identified to your comment letter to Medicore dated July 11, 2005 (referred to as "Staff Comment Letter").

Comments and Responses
----------------------

Comment No. 1.  As to original comment letter dated June 22, 2005, items 1-3,
-------------
(a) advise where disclosure is documented in the Form 10-K/A1; (b) provide any further information not disclosed in the recent draft; or (c) advise why such information is not disclosed.

Response: All comments have been responded to:

Item 7.  Management's Discussion and Analysis of Financial Condition and
------------------------------------------------------------------------
.. . . page 40
-------------

Critical Accounting Policies and Estimates, page 52 [page 53]
-------------------------------------------------------------

     Item 1. Bullet points 1 and 2, see page 46 to Form 10-K/A1; third bullet point, see pages 45 and 54 (as modified) to Form 10-K/A1.

     Item 2. See page 46 to Form 10-K/A1.

     Item 3. Bullet points 1 and 2, see page 45 to Form 10-K/A1; bullet points 3 and 4, responded to in June 29, 2005 response letter with Schedule A, "Account Receivables Table"; bullet point 5, see page 46 to Form 10-K/A1

Comment No. 2.  Clarification of Georgia center put/call options and purchase
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price possibly affected by EBITDA.

Response:

Staff Comment Letter

Notes to Consolidated Financial Statements, page F-8
----------------------------------------------------

Item 10

DCA's opinion at March 31, 2005 and December 31, 2004 that the calculation of fair value of the put and call options on the Georgia dialysis center would not have had a material effect on the consolidated financial position or consolidated results of operations of DCA is based upon the following:

Both the put and call option were set at a level that, in the opinion of DCA's management, was below the estimated fair value purchase price for a dialysis center at March 31, 2005 and December 31, 2004. It was also the opinion of DCA's management that at those dates neither the put nor the call would be exercised. Based on the above, there was no potential liability estimated since the fair value of the acquisition exceeded the put. No asset was recorded because although the fair value purchase price exceeded the call, such amount was discounted due to the opinion of DCA's management that neither the put nor call would be exercised at those dates. This resulted in a potential asset of approximately $10,000 to $15,000 at March 31, 2005 and December 31, 2004, which was deemed immaterial.

See pages 7-8 and F-27.

Comment No. 3.  Out of network revenues; qualitative and quantitative
-------------
estimates; SAB Topic 13 (SAB 104).

Response:

Staff Comment Letter

Critical Accounting Policies and Estimates, page 52 [page 53]
-------------------------------------------------------------

Item 6

Disclosure clarified and expanded (see page 54).

Please note that DCA estimates out of network revenues on a case by case basis. The DCA staff collects all available information on each individual claim. This includes contacting the patients' insurance company and requesting out of network payor rates, deductible, and co-payment information. If DCA is not given satisfactory information from the insurance company, it then utilizes other sources such as a review of historical payments from this particular insurance provider for other patients. If DCA has no experience with the insurance company, its staff then looks to similar plan types with other insurers for its estimates. Typically within a two to four month period DCA will receive a payment for services rendered. At that point DCA will adjust its revenues recognized to reflect the payor rate given by the insurance company. All future revenues for this patient are then recognized based on DCA's experience with that insurance company's payment history. As indicated under "Critical Accounting Policies and Estimates, Revenue Recognition" of the Form 10-K/A1 (page 54), DCA adheres to the guidelines of SAB Topic 13 (SAB 104) in recognizing revenue for out-of-network providers. DCA's historic experience and internal controls provide a basis for both making reasonable estimates of revenues for out-of-network providers and identifying on a timely basis any necessary changes to estimates.

Comment No. 4.  Georgia Medicaid accounts receivable and recoverability;
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probable and reasonable estimates.

Response:

Staff Comment Letter

Critical Accounting Policies and Estimates, page 52 [page 43]
-------------------------------------------------------------

Item 5

As a result of previously disclosed problems DCA experienced with the state of Georgia's Medicaid Program, DCA performed a complete review of all outstanding Georgia Medicaid claims. Due to the inaccuracies and malfunctions of the Georgia Medicaid "lock-in" process, it was not until the final quarter of 2004 that DCA was made aware that certain patients were ineligible for payment. As a result of DCA's review and its growing body of knowledge regarding Georgia's Medicaid program, it was determined that it was probable that $413,000 of the outstanding Georgia Medicaid balance was uncollectible. In accordance with SFAS 5, paragraphs 8, 22 and 23, this amount was provided for in the estimated allowance for doubtful accounts.

Form 10-K/A1 disclosure modified and clarified. We have also revised the allowance for the doubtful accounts portion of our Critical Accounting Policies and Estimates to reflect our adherence to SFAS 5. See pages 46 and 54.

Comment No. 5.  Subsidiary Stock Option Exercises.
-------------

Response:

Staff Comment Letter

Consolidated Statements of Stockholders' Equity, page F-6 [page F-9]
--------------------------------------------------------------------

Item 9

Expanded and clarified (see page F-9).

As subsidiary stock options are exercised, the transaction resulting in the exercise is recorded on the subsidiary's books. The stock issuance from the options exercise results in an increase in the common stock and additional paid-in capital accounts on the subsidiary.

Exercises of subsidiary stock options, such as those of Dialysis Corporation of America, have the effect of increasing the minority interest ownership % in the subsidiary and decreasing the company's ownership % in the subsidiary. The resulting change in the respective ownership %'s of the company and the minority interest in the subsidiary results in an equity transaction in the company's consolidated financial statements. The amount of this transaction ($354,000 in 2004 and $60,000 in 2003) is the difference between the amount of the company portion of the pre-existing equity in the subsidiary given up by the company ($438,000 in 2004 and $142,000 in 2003) as a result of its decreased ownership % in the subsidiary in comparison to the company's portion of the additional subsidiary equity ($84,000 in 2004 and $82,000 in 2003) as determined by its revised ownership % in the additional subsidiary equity resulting from the subsidiary stock option transactions.

An accounting entry is recorded in the company's consolidated financial statements for the net change in the company's equity in the subsidiary resulting from subsidiary stock option transactions. This entry will be recorded as a decrease in consolidated additional paid-in capital (debit entry) and an increase in minority interest in the subsidiary (credit entry) if the subsidiary stock option transaction results in a decrease in the company's equity in the subsidiary, as occurred in 2004 and 2003, or as an increase in consolidated additional paid-in capital (credit entry) and a decrease in minority interest in the subsidiary (debit entry) if the subsidiary stock option transaction results in an increase in the company's equity in the subsidiary.

The company's accounting policy in regard to subsidiary stock option exercises has been reflected in Note 1 to the Consolidated Financial Statements on page F-9. In addition, the dollar amount effects on additional paid-in capital and minority interest for both 2004 and 2003 have been included with the accounting policy disclosure.

Comment No. 6.  Recognition of goodwill; disclose factors.
-------------

Response:

Staff Comment Letter

Note 9--Acquisitions, page F-28 [page F-29]
-------------------------------------------

Item 12

Expanded and clarified (see page F-29).

Comment No. 7.  Discontinued Operations.
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Response:

Staff Comment Letter

Consolidated Statements of Operations, page F-5
-----------------------------------------------

Item 8

Revised (see page F-7).

                                       Very truly yours,

                                       Medicore, Inc.

                                          /s/ Daniel R. Ouzts
                                       By:-------------------------------
                                          Daniel R. Ouzts, Vice President
                                          of Finance, Principal Financial
                                          Officer, and Chief Accounting
                                          Officer

cc:  Jeffrey Reidler, Asst. Dir. of Corp. Finance
     Zafar Hasan, Staff Attorney
     Oscar M. Young, Senior Staff Acct.
     Tabatha Akins, Staff Acct.